EX 99.8(TT)

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

522 FIFTH AVENUE

NEW YORK, NY 10036

May 1, 2015

National Integrity Life Insurance Company

400 Broadway

Cincinnati, Ohio 45202

Ladies and Gentlemen:

The Universal Institutional Funds, Inc. (the “Fund”), Morgan Stanley Distribution, Inc. (the “Distributor”), Morgan Stanley Investment Management Inc. (the “Adviser”) and National Integrity Life Insurance Company (the “Company”) have entered into a Participation Agreement, dated as of January 2, 2003, as may be amended from time to time (the “Participation Agreement”), providing for the purchase by the Company of Class I and/or Class II shares of certain series of the Fund specified on Schedule B to the Participation Agreement (the “Portfolios”), on behalf of the Company’s separate account(s) to fund certain variable life and/or variable annuity contracts (the “Contracts”), each as specified on Schedule A to the Participation Agreement.

As consideration for various Fund-related administrative services that the Company will provide in connection with the issuance of the Contracts (the “Administrative Services”), the Adviser hereby agrees to pay to the Company, out of its own assets, during the term of the Participation Agreement, an annual fee (the “Supplemental Fee”) calculated pursuant to the schedule set forth below, based on the average daily net assets invested in Class I and/or Class II Shares, as applicable, of the then offered Portfolios under the Contracts identified in the Participation Agreement (excluding all assets received during the guarantee (free look) periods from Contract holders that exercise their free look rights under the Contracts).  We acknowledge that the Administrative Services to be provided by the Company (such as shareholder communication, record keeping and postage expenses) are ones for which the Adviser, or its affiliates, would otherwise bear the cost directly.

Supplemental Fees

Portfolio Name	Class I	Class II
Emerging Markets Debt	x.xx% for assets over $250,000,000	x.xx	%
Emerging Markets Equity		x.xx	%
U.S. Real Estate		x.xx	%

Payment of the Supplemental Fee will be made on a quarterly basis during the month following the end of each calendar quarter and shall be prorated for any portion of such period during which this letter agreement is in effect for less than the full quarter.  The Supplemental Fee will be calculated based on the average daily net assets invested in Class I and/or Class II Shares of the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

The Company represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to such services.  The Company further agrees to provide copies of any such records maintained and preserved, as reasonably requested by the Adviser or its representatives, to enable the Adviser or the Fund to monitor and review the Administrative Services provided by the Company, or comply with any request of the Board of Directors of the Fund, or a governmental body or a self-regulatory organization.

This letter agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.  In addition, this letter agreement may be amended only upon mutual consent of the parties hereto in writing and will terminate: (i) upon mutual agreement of the parties hereto, (ii) upon thirty (30) days advance written notice by either party delivered to the other party, or (iii) automatically upon the termination of the Participation Agreement.

The terms of this letter agreement constitute the entire understanding and agreement between the Adviser and the Company as to the subject matter hereof and supersede any and all agreements, whether written or oral, regarding such subject matter made prior to the date on which this letter has been executed and delivered by the parties, including, without limitation, the Revenue Sharing Letter from the Advisor to the Company dated May 1, 2008.  In the event of any conflict between the provisions of this letter and the provisions of any other agreements between the parties hereto, the provisions of this letter shall control.  For avoidance of doubt, this Revenue Sharing Letter does not supersede: (i) the Participation Agreement; (ii) the Administrative Service Agreement by and between the Company and the Distributor, dated as of May 1, 2008, as amended on the same date as this Revenue Sharing Letter; (iii) the Servicing Agreement by and between the Company and the Fund executed on the same date as this Revenue Sharing Letter; and (iv) the Rule 22c-2 Information Sharing Agreement by and between the Company and the Distributor dated as of March 16, 2007.

This letter and the agreement contained herein shall be governed by, and interpreted in accordance with, the laws of the State of New York, without regard to the conflict of laws provisions thereof.

Each of the parties acknowledges and agrees that this letter and the arrangements described herein are intended to be non-exclusive and that each of the parties is free to enter into similar agreements and arrangements with other entities.

Sincerely,

MORGAN STANLEY INVESTMENT MANAGEMENT INC.

By:	/s/ Michael Fitzgerald
Name: Michael Fitzgerald
Title: Managing Director

AGREED and ACCEPTED:

NATIONAL INTEGRITY LIFE INSURANCE COMPANY

By:	/s/ Jill T. McGruder
Jill T. McGruder
President and Chief Executive Officer

Date: 4-1-15

By:	/s/ Kevin L. Howard
Kevin L. Howard
Senior Vice President and General Counsel

Date: 4-1-15

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